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                                                                    EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (in thousands, except ratios)

                                                                                                                  6-MONTHS ENDED
                                                                         YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                           1998       1999      2000       2001      2002         2002      2003
                                                          -------    ------    -------    ------    --------     -------   ------
Fixed Charges:

  Interest expensed and debt cost amortization                592       477     48,102    61,377      55,605      29,895   24,303
  Estimate of interest within rental expense                   --        --      1,525     4,497       5,117       2,364    3,556
                                                          -------    ------    -------    ------    --------     -------   ------
    Total Fixed Charges                                       592       477     49,627    65,874      60,722      32,259   27,859
                                                          =======    ======    =======    ======    ========     =======   ======
Earnings:

  Pre-tax gain (loss) from continuing operations
  before adjustment for minority interests in
  consolidated subsidiaries or income/loss from equity
  investments                                             (30,969)   (6,609)   230,372    16,537    (115,150)    (38,272)  23,858
  Distributed income (loss) of equity investees                --        --         --     4,079       1,316       1,136       --
  Fixed charges                                               592       477     49,627    65,874      60,722      32,259   27,859
                                                          -------    ------    -------    ------    --------     -------   ------
    Total earnings (loss) for computation of ratio        (30,377)   (6,132)   279,999    86,490     (53,113)     (4,877)  51,717
                                                          =======    ======    =======    ======    ========     =======   ======
  Ratio of earning to fixed charges (1)                        --        --       5.64x     1.31x         --          --     1.86x


(1) - The pre-tax loss from continuing operations for the years ended December 31, 1998, 1999 and 2002 and the six-month period ended June 30, 2002 are not sufficient to cover fixed charges by a total of approximately $31.0 million in 1998, $6.6 million in 1999, $113.8 million in 2002 and $37.1 million for the six-month period ended June 30, 2002. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.